February 14, 2018

Dorrie Yale

Assistant Director

U.S. Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AXA Equitable Holdings, Inc.
Registration Statement on Form S-1
Filed November 13, 2017
File No. 333-221521

Dear Ms. Yale:

This letter sets forth the responses of AXA Equitable Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated December 12, 2017, relating to the Registration Statement on Form S-1, filed by the Registrant on November 13, 2017 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We acknowledge your statement that certain terms are defined in a glossary. However, please also explain in the Summary in terms a lay investor would understand the following terms: “AV;” “VUL insurance;” “IUL insurance;” “GMXB features” and “FYP.”

D. Yale	2	February 14, 2018

The Registrant has revised the prospectus summary in Amendment No. 1 accordingly. Please see pages 1-3 of Amendment No. 1 in response to the Staff’s comment.

2.	We refer to your statement in the last paragraph on page 2 that your current suite of variable annuity products has been redesigned with reduced or floating return of premium only or no guaranteed minimum living or death benefits. However, based on your disclosure reflected in the first table on page 178, it appears that a significant portion of your variable annuity account value has GMxB features. Please balance your disclosure in the summary to disclose the current percentage of your variable annuity account value that includes GMxB features.

The Registrant has revised the prospectus summary in Amendment No. 1 accordingly. Please see page 3 of Amendment No. 1 in response to the Staff’s comment.

Summary Risk Factors, page 14

3.	Please revise this section so that the risk factor discussion is as prominent in detail and presentation as the discussion of your strengths and strategy. Please re-locate your “Summary Risk Factors” section to be immediately after the “Our Competitive Strengths” section. In addition, please expand your discussion of each risk to provide additional detail and examples of the particular risks, as appropriate. Please ensure that this section also discusses conflicts of interest related to the relationship of your officers and directors with AXA; the risks you face as a standalone company without the resources previously available to you from AXA; and that you will be a controlled company and AXA will be able to determine the outcome of future corporate actions, including the election of directors.

The Registrant has revised the summary risk factors in Amendment No. 1 accordingly. Please see pages 9-12 of Amendment No. 1 in response to the Staff’s comment.

4.	Please expand the last bullet on page 16 and your risk factor on page 28 to provide the amount of indebtedness you expect to incur in connection with the Recapitalization.

The Registrant has revised the summary risk factors on page 12 and the risk factor on pages 29-30 in Amendment No. 1 in response to the Staff’s comment.

Risk Factors

GMxB features within certain of our products…

Our reinsurance and hedging programs may be inadequate…, page 41

5.	Please revise the discussion in these two risk factors to state the current percentage of the variable annuity account value that includes products with GMxB features. Please also disclose specific examples of the historical impact of variable annuity products with GMxB on your results of operations.

D. Yale	3	February 14, 2018

The Registrant has revised the risk factors in Amendment No. 1 to state the current percentage of variable annuity account value with GMxB features in the Registrant’s Individual Retirement segment and provide two specific examples of the historical impact of variable annuity products with GMxB features on the Registrant’s results of operations. Please see pages 43-45 of Amendment No. 1 in response to the Staff’s comment.

Our reinsurance arrangements with affiliated captives…, page 43

6.	We note your disclosure in this section that the GMxB Business will no longer be reinsured by AXA RE Arizona following the GMxB Unwind. Please disclose whether the GMxB Business will be reinsured by any particular entity after the GMxB Unwind and disclose any related material risks.

Following AXA RE Arizona’s merger with and into AXA Equitable Life, the GMxB Business will not be subject to any new internal or third-party reinsurance arrangements, though in the future AXA Equitable Life may reinsure the GMxB Business with third parties. Please see pages 45 and 84 of Amendment No. 1.

We may be materially and adversely impacted by U.S. federal and state legislative…, page 58

7.	Please expand your discussion of the DOL rule in the second paragraph on page 60, and elsewhere as appropriate, to specifically explain the potential impact of the rule on your annuity business.

The Registrant has revised its discussion of the DOL rule in Amendment No. 1 to include specific examples of the potential impact of the rule on the Registrant’s annuity business. Please see pages 63 and 229 in response to the Staff’s comment.

The Reorganization Transactions

Unwind of GMxB Reinsurance, page 81

8.	Please disclose the estimated impact to your financial position and results of operations of the GMxB Unwind, and tell us why this is not reflected in your unaudited pro forma condensed financial information.

The GMxB Business is currently reinsured by AXA Equitable Life to AXA RE Arizona, which are both indirect wholly owned subsidiaries of the Registrant. The unwind of the GMxB Reinsurance to return the GMxB Business to AXA Equitable Life does not have any pro forma impact on the Registrant because it will be a transaction between two wholly owned subsidiaries of the Registrant, and there is no impact to the Registrant’s consolidated financial position and results of operations on a U.S. GAAP basis. The GMxB Unwind is expected to impact the statutory financial position of AXA RE Arizona and AXA Equitable Life, but such impact is not within the scope of the pro forma condensed financial information because it is eliminated in consolidation under U.S. GAAP. The Registrant has included relevant disclosure on page 84 of Amendment No. 1.

D. Yale	4	February 14, 2018

Unaudited Pro Forma Consolidated Financial Information

Notes to the Unaudited Pro Forma Condensed Financial Information, page 94

9.	Please address each of the following:

•	Clarify what you mean herein and elsewhere in the filing when you say something will occur “prior to the consummation of this offering.” In this regard, does this mean prior to effectiveness of the registration statement.

The phrase “prior to the consummation of this offering” was intended to refer to the settlement of the offering. The Registrant has replaced references to “the consummation” of this offering with references to “the settlement” of this offering throughout Amendment No. 1 to clarify the indicated timing.

•	Explain in adjustment A1 why the $622 million short-term loan is shown as a credit to total equity attributable to Holdings.

The set-off of the $622 million short-term loan against AXA’s payment obligation to Holdings with respect to the sale of AXA CS shares is presented as an increase to Total equity attributable to Holdings because AXA CS and its subsidiaries have been excluded from the historical consolidated financial statements of Holdings (please see the Registrant’s response to Comment No. 15 below). The Registrant has revised note A1 in the notes to the unaudited pro forma condensed financial information on page 97 of Amendment No. 1 accordingly.

•	Disclose why you believe the $4.4 billion new external indebtedness expected to be incurred by Holdings in adjustment D1 and the weighted average interest rate on new external indebtedness in adjustments D2 and D3 to be factually supportable. Refer to rule 11-02(b)(6).

The $4.4 billion in new external indebtedness is factually supportable because the Registrant has received commitments from lenders for two delayed draw term loan agreements that collectively provide for $4.4 billion in term loans that may be drawn prior to the offering; we expect the term loan credit agreements to be executed and delivered in January 2018. The $4.4 billion in new external indebtedness will be incurred prior to the effectiveness of the Registration Statement by drawing on the term loan agreements, raising proceeds from the issuance of debt securities or a combination thereof. The weighted average interest rate on new external indebtedness is factually supportable because it is based on current market rates for unsecured debt commensurate with our rating profile that have been provided by our financial advisors. The Registrant has revised the disclosure on page 98 of Amendment No. 1 accordingly.

D. Yale	5	February 14, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Measures, page 100

10.	“Total operating earnings” appears to be a title that is the same as, or confusingly similar to, that used for a GAAP financial measure and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please revise the title of this measure throughout your filing to provide an appropriate description of it that complies with Item 10(e).

The Registrant has replaced references to “Total Operating Earnings” with “Adjusted Operating Earnings” throughout Amendment No. 1 in response to the Staff’s comment. In addition, in response to the Staff’s comment, the Registrant has replaced references to “Total Operating ROE” with “Adjusted Operating ROE”.

Liquidity and Capital Resources

Distributions from Insurance Subsidiaries, page 138

11.	We refer to your statement that you expect the completion of the GMxB Unwind will satisfy the NYDFS’s conditions and permit you to pay ordinary dividends without prior approval by the regulatory authority. Please clarify whether you have received any confirmation from the NYDFS that the GMxB Unwind will satisfy its conditions. Please also explain the maximum dividend you would be able to pay if the NYDFS determines that its conditions are not sufficiently satisfied by the GMxB Unwind.

The Registrant has received confirmation from the NYDFS that the GMxB Unwind will satisfy its conditions, but the GMxB Unwind remains subject to receipt of required regulatory approvals.

With respect to the maximum dividend payable, if the NYDFS were to determine that its conditions are not satisfied by the GMxB Unwind, AXA Equitable Life would be required to continue to abide by its agreement with the NYDFS pursuant to which it may only pay dividends out of earned surplus pursuant to Section 4207(a)(2) of the New York Insurance Law. Applying the formula described in that section, and based on AXA Equitable Life’s annual statement for the year ended December 31, 2016, AXA Equitable Life would be permitted to pay a maximum dividend of $1.2 billion. However, in addition to the dividend formula, the application of Section 4207(a)(2) also requires AXA Equitable Life to provide prior notice of dividends to the NYDFS before payment and permits the NYDFS to limit or disallow dividends if certain qualitative tests are not met. The NYDFS issued a circular letter to its regulated insurance companies in 2016 stating that ordinary dividends paid under Section 4207(a)(2) which exceed an insurer’s positive unassigned funds may fail one such qualitative test. Given the ability of the NYDFS to apply qualitative tests to dividends declared by AXA Equitable Life pursuant to Section 4207(a)(2) and the NYDFS 2016 circular letter, it is possible that the NYDFS would limit dividends from AXA Equitable Life to the amount of AXA Equitable Life’s positive unassigned funds. As of December 31, 2016, AXA Equitable Life’s unassigned funds reported on its statutory financial statements amounted to approximately $895 million.

D. Yale	6	February 14, 2018

The Registrant has included relevant disclosure on pages 49-50 and 142-143 in response to the Staff’s comment.

Capital Position Following the Offering, page 139

12.	We note that you intend to enter into additional financing facilities prior to consummation of the offering. Please file any material financing facilities as exhibits to the registration statement.

The Registrant will file the material financing facilities that it enters into prior to the effectiveness of the Registration Statement in a subsequent amendment to the Registration Statement.

Executive Compensation

Short-Term Incentive Compensation Program, page 242

13.	We note that the amount of the Executive STIC Pool is determined in part by a “funding percentage” that is based on individual performance percentages for both AXA Financial Life and Savings Operations and AXA. We further note that you disclose the performance objectives and their corresponding weight for AXA Financial Life and Savings Operations and AXA on pages 244 and 245. Please revise to disclose the actual results achieved for each pre-defined performance objective and how you evaluated the results to reach the funding percentage. Please also disclose the final award amounts determined as part of the individual determinations discussed on page 245, including how you evaluated the results to reach the actual payout. To the extent you include disclosure for 2017 performance in a future amendment, please make similar revisions as appropriate.

The Registrant has included disclosure regarding 2017 executive compensation in Amendment No. 1. The actual results achieved for each pre-defined performance objective and how the Registrant evaluated the results to reach the funding percentage for the 2017 STIC Pool will be included in a subsequent amendment once such results have been determined. The final award amounts determined as part of the individual determinations and how the Registrant evaluated the results to reach the actual payout will be included in a subsequent amendment once such final award amounts have been determined.

Certain Relationships and Related Party Transactions

Relationship with AXA Following this Offering, page 279

14.	Please revise your disclosure to provide the material terms of the Shareholder Agreement, Transition Services Agreement, Registration Rights Agreement and Tax Sharing Agreement that you will enter into prior to the closing of this offering, including material pricing terms. Please also update your risk factor on page 65 to include a discussion of any consent rights granted to AXA with respect to specific corporate and business activities, to the extent material.

D. Yale	7	February 14, 2018

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant will provide the requested disclosure of the material terms of the Shareholder Agreement, Transition Services Agreement, Registration Rights Agreement and Tax Sharing Agreement and the consent rights to be granted to AXA in a future amendment to the Registration Statement when such information is available.

2) Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-9

15.	On page 80 under “Extraction of U.S. Property and Casualty Insurance Business,” you disclose that AXA CS and its subsidiaries have been excluded from the historical financial statements of Holdings and you list various factors as to the reason why. Please provide us an analysis supporting your exclusion of AXA CS and subsidiaries and reference for us the authoritative accounting literature on which relied to support your conclusion.

Enclosed with the paper copy of this letter are copies of (i) the letter dated July 25, 2017 (the “AXA Letter”) from Anders Malmström, Senior Executive Vice President and Chief Financial Officer of AXA Financial, Inc., to Mark Kronforst, Chief Accountant in the Office of Chief Accountant, Division of Corporate Finance of the U.S. Securities and Exchange Commission, and (ii) the response letter dated August 7, 2017 (the “SEC Response Letter”) from Jaime G. John, Associate Chief Accountant in the Office of Chief Accountant, Division of Corporate Finance of the U.S. Securities and Exchange Commission, to Anders Malmström, Senior Executive Vice President and Chief Financial Officer of AXA Financial, Inc.

The AXA Letter provides a detailed analysis supporting the exclusion of AXA CS and its subsidiaries from the historical financial statements of the Registrant based on the guidance in Staff Accounting Bulletin Topic 5:Z:7. The SEC Response Letter confirms that the Division of Corporation Finance does not object to the Registrant’s conclusion.

The letters being provided supplementally are being transmitted with the paper copy of this letter. The Registrant requests, pursuant to Rule 418(b) under the Securities Act of 1933, that the Staff return to it (or destroy) the letters once the Staff has completed its review.

Our Competitive Strengths, page F-113 [sic]

16.	Please balance your disclosure in the second bullet to explain that your ratings were downgraded as a result of this proposed offering and if true, that the outlook from certain of the ratings agencies is negative. Please also disclose the reasons for the downgrade.

D. Yale	8	February 14, 2018

The Registrant has deleted the second bullet on pages 7 and 170 of the Registration Statement and has included disclosure to explain that its credit ratings were downgraded as a result of the proposed offering and to state each rating agency’s outlook in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 150 of Amendment No. 1.

Notes to Consolidated Financial Statements

18) Business Segment Information

Measurement, page F-113

17.	Please delete your reference to “consolidated operating earnings (loss)” from the first paragraph herein and delete the lines denoted as “total operating earnings” and “total operating revenue(s)” from the tables on pages F-114 and F-115, respectively, pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. This comment also applies to your disclosures in Note 13 to the notes to your interim financial statements on page F-184.

The Registrant has made the requested deletions and reorganized the presentation of the financial information in the tables in Note 18 on pages F-117 and F-118 and in Note 13 on pages F-193 and F-194 in Amendment No. 1 in compliance with Item 10(e)(1)(ii)(C) of Regulation S-K.

* * * * *

D. Yale	9	February 14, 2018

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Erin Jaskot
Ibolya Ignat
Jim Rosenberg

            U.S. Securities and Exchange Commission

Dave S. Hattem

            AXA Equitable Holdings, Inc.

Enclosures